CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

September 21, 2007

Mr. H. Christopher Owings
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:          Celsius Holdings, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 28, 2007
File No. 333-144751

Dear Mr. Owings:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission’s letter dated September 20, 2007 regarding the Amendment No. 1 to the Company’s Registration Statement on form SB-2 filed on August 28, 2007 (the “Registration Statement”).  We are providing the following letter containing our responses.

Form SB-2

Risk Factors, page 7

COMMENT 1:
We note your response to prior comment 9 in our letter of August 17, 2007.  Please also revise your risk factor entitled “We may be unsuccessful in managing our growth. . .” as you do not explain why this is a risk of which investors should be aware as it relates to your specific circumstances. Please revise to elaborate.

RESPONSE:
In response to the Commission’s comment above, we have revised the Registration Statement by deleting the risk factor entitled “We May Be Unsuccessful In Managing Our Growth, Which Could Prevent The Company From Being Profitable” in its entirety.

COMMENT 2:	Please revise the caption “Our business may suffer from lack of diversification” to further explain this risk.

RESPONSE:	We have revised the caption referenced above in response to the Commission’s comment.

Mr. Owings
September 21, 2007

The Fusion Transaction, page 13

COMMENT 3:
We note your response to prior comment 14 in our letter of August 17, 2007. While you indicate generally your belief that the company has completed the sale of securities, you have not specifically addressed the provision referenced in the prior comment. Please tell us why you believe that the sale of securities is complete if the terms of your Common Stock Purchase Agreement with Fusion Capital Fund II, LLC allow you to elect, but do not require you, to increase the Block Purchase Amount under certain trading conditions.

RESPONSE:
The Company structured the transaction with Fusion Capital with a view to complying with the Commission’s guidance set forth in the Current Issues and Rulemaking Projects, Quarterly Update, dated March 31, 2001, regarding “Private Equity Lines with Registered Resales” (“Current Issues Guidance”).  As set forth in the Current Issues Guidance, the Commission permits the Company “to register the ‘resale’ of the securities prior to the exercise of the ‘put’ if the transactions meet the following conditions:

1. The company must have ‘completed’ the private transaction of all the securities it is registering for ‘resale’ prior to the filing of the registration statement.

2. The ‘resale’ registration statement must be on the form that the company is eligible to use for a primary offering.

3. In the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s).”

We believe the Company meets all of these conditions and the particular provision is consistent with the Current Issues Guidance.

In particular, the Company has “completed” the sale of securities to Fusion Capital, as Fusion Capital is irrevocably bound and obligated to purchase the securities.   On June 22, 2007, the Company entered into a common stock purchase agreement (the “Agreement”) with Fusion Capital. Pursuant to the Agreement, the Company has the right to put to Fusion Capital, and Fusion Capital has committed to purchase, up to $16 million dollars of the Company’s common stock.  The Agreement does not contain a due diligence condition; the only conditions to Fusion’s obligation are outside Fusion’s control.  Exercise of the put is at the Company’s sole discretion, and the Company controls the timing and amount of any sales of the common stock to Fusion Capital.  Fusion Capital does not have the right to acquire any additional securities from the Company, including through the exercise of warrants.   Furthermore, the Company does not have the right to put securities other than the common stock to Fusion.  Finally, Fusion Capital does not have the right to assign its rights or obligations under the Agreement and has no further investment decision to make.

Mr. Owings
September 21, 2007

The particular provision that the Staff has referenced is at the Company’s sole discretion as is every sale of common stock to Fusion Capital under the Agreement.  This provision allows the Company to exercise that discretion over the timing and amount of any sales of the common stock to Fusion Capital. As expressly permitted in the Current Issues Guidance, under this provision, the Company has the right to tell Fusion Capital when to buy common stock from the Company and Fusion Capital has no right to decline to purchase the common stock under this provision.  Therefore, Company believes this particular provision is consistent with the Current Issues Guidance and the sale of common stock is complete in terms of the Agreement.

Please note that the structure and documentation of the Fusion Capital transaction with the Company (including the particular provision) is substantially the same in all material respects with many other Fusion Capital transactions that have had a registration statement declared effective under the Securities Act.   We would direct the Staff to certain recent Fusion Capital transactions from 2006 and 2007 which are set forth below.  In respect of these transactions, we believe that in some cases the transaction was given a full review by the Staff and in other cases the transaction was given a limited or monitor review with respect to the Rule 415 issues.  Please see the following registration statements:

Company Name: OMNI ENERGY SERVICES CORP.
POS AM -- Effectiveness Date: September 13, 2007
Form: S-1 -- Effectiveness Date: June 19, 2006
File Number: 333-131696
Examiner: Jason Wynn
AD or Branch Chief: H. Roger Schwall

Company Name: O2Diesel Corporation
Form: SB-2 -- Effectiveness Date: June 8, 2007
File Number: 333- 141974
Examiner: Scott Anderegg and Peggy Kim
AD or Branch Chief: H. Christopher Owings

Mr. Owings
September 21, 2007

Company Name: ENDOCARE INC
POS AM -- Effectiveness Date: March 30, 2007
Form: S-1 -- Effectiveness Date: December 1, 2006
File Number: 333-138616
Examiner: Donald Hunt
AD or Branch Chief: Peggy Fisher

Company Name: E DIGITAL CORP
Form: S-1 -- Effectiveness Date: February 9, 2007
File Number: 333-140296
Examiner: Jay Munford
AD or Branch Chief: Peggy Fisher

Company Name: NEOPROBE CORP
Form: SB-2 -- Effectiveness Date: December 28, 2006
File Number: 333-139185
Examiner: Jay Munford
AD or Branch Chief: Peggy Fisher

Company Name: MULTICELL TECHNOLOGIES, INC.
Form: SB-2 -- Effectiveness Date: October 20, 2006
File Number: 333-137850
Examiner: Edwardo Aleman
AD or Branch Chief: Russ Mancuso

Company Name: OMNI ENERGY SERVICES CORP.
Form: S-1 -- Effectiveness Date: June 19, 2006
File Number: 333-131696
Examiner: Jason Wynn
AD or Branch Chief: H. Roger Schwall

Company Name: GOLDEN PHOENIX MINERALS INC.
Form: SB-2 -- Effectiveness Date: February 13, 2006
File Number: 333-131226
Examiner: Carmen Moncada-Terry
AD or Branch Chief: H. Roger Schwall

Company Name: HEPALIFE TECHNOLOGIES INC.
Form: SB-2 -- Effectiveness Date: February 14, 2006
File Number: 333-131256
Examiner: Tom Jones

Mr. Owings
September 21, 2007

Directors Executive Officers Promoters and Control Persons, page 17

COMMENT 4:	We note your response to comment 18 in our letter of August 17, 2007. However, it does not appear you have completed the fifth sentence in Mr. Haley’s biography. Please advise or revise.

RESPONSE:
In response to the Commission’s comment, we have revised the Registration Statement to complete the fifth sentence in Mr. Haley’s biography.  Specifically, we will include “From 1997 to 1999, Mr. Haley was CEO of Pivotpoint, a Boston based Enterprise Requirements Planning (ERP) software firm, backed by a venture group including Goldman Sachs, TA Associates, and Greyloc.”

Current Business of the Company, page 23

COMMENT 5:
We note your response to comment 21 in our letter of August 17, 2007, Although your revised disclosure addresses the role that DSD distributors play in marketing your product, you do not provide much in the way of specifies as to how you plan to “expand [y]our beverage brand, develop product extensions and reformulations of new products” including your timetable for achieving this. This comment also applies to comment 47, in terms of projected costs and means of financing.  Please revise.

RESPONSE:
The Company does not believe that it is feasible to provide a timetable for achieving such expansion and therefore, we have revised the Registration Statement by deleting the assertion that we are focused on expanding our beverage brand, developing product extensions and reformulations of new products and strengthening the distribution network for our products throughout the document.

Our Products. page 23

COMMENT 6:	We note your response to comment 24 in our letter of August 17, 2007, However, please clarify whether the physical or functional need Celsius is intended to satisfy is weight loss or energy or both.

RESPONSE:
We respectfully submit that we do not purport to satisfy the physical or functional need of weight loss.  Our disclosure in the Registration Statement is limited to the physical and functional need of our product to increase energy and to burn calories, neither of which is equivalent to the need to satisfy weight loss.

Mr. Owings
September 21, 2007

Selling to Retail Stores, page 26

COMMENT 7:
We note your response to comment 39 in our letter of August 17, 2007. However, please clarify whether you are currently marketing to retail stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces and direct contact with retailers you believe would be interested in your products- If this is a future plan, please provide a timeframe and expected costs.

RESPONSE:
We have amended the Registration Statement in response to the Commission’s comments above.  Specifically, The first sentence below the title “Selling to Retail Stores” will now read:“We are currently marketing to retail stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces and direct contact with retailers we believe would be interested our products” and the paragraph above the title “Selling to Retail Stores” has been changed to present tense, and will read as follows: “Distributors sell to the stores in their area. In many cases, the distributor services a chain of retail stores that have a corporate office or buying office that is outside their territory. We make the calls on those stores either on our own or through the neighboring distributor that does have the buying office in their territory. See Selling to Retail Stores for more detail.”

Management’s Discussion and Analysis of Plan of Operation

Results of Operations for the Three Months Ended June 30, 2007

Operating Expenses page 28

COMMENT 8:
We note your response to prior comment 45 of our letter dated August 27, 2007. We believe the discussion with regards to the termination of the consulting agreement, since it occurred in the first quarter of 2007, should be included in the results of operations for the six months ended June 30, 2007, as opposed to the three months ended June 30, 2007. Additionally, please remove the discussion referring to the $33 million impairment charge at the bottom of page 28.

RESPONSE:
We have amended the Registration Statement to correct the error in the placement of the discussion with regards to the termination of the consulting agreement and we have removed the discussion referring to the $3.3 million impairment charge at the bottom of page 28 in response to the Commission’s comments above.

Mr. Owings
September 21, 2007

Notes to Financial Statements June 30, 2007

Note 12. Stock-based compensation, page F-9

COMMENT 9:
We note your response to prior comment 57 of our letter dated August 17, 2007. For the 10.4 million shares issued January 19, 2007, help us better understand how you determined a fair market value of $0.02 per share, as input into your Black Scholes model, when prior to that date the shares had been traded at $0.50 per share and subsequent to the merger the shares have not traded below $0.62. Also, explain whether the 1,337,246 shares issued during the interim period ending March 31, 2007, as presented per the table on page F-I 1, were issued in connection with the Incentive Plan discussed in Note 12. If they are not, please describe the arrangement and explain how you arrived at $0.02 per share value.

RESPONSE:
There are two (2) sets of shares. Shares in Elite FX, Inc., the private entity and accounting acquirer, and shares in Celsius Holdings, Inc., the public entity. Shares in Elite FX, Inc. were issued by Elite FX, Inc. to third parties at $0.50 during 2006. Elite FX, Inc. issued 398,095 options on January 19, 2007 with an exercise price of $0.50. These options were valued at an average of value of $0.313 per share, using the Black Scholes model, with the following input variables: current share value $0.50, volatility 77.4%, discount rate of 4.8% and an expected term between three (3) to five (5) years, depending on the recipient. These options were assumed by Celsius Holdings, Inc. at the time of merger. Since each share in Elite FX, Inc. was converted into 26.745 shares in Celsius Holdings, Inc. the 398,095 options in Elite FX, Inc. were converted to 10.6  million options (in April 200,000 options were cancelled), and since the total value of the options does not change, the average value per option is $0.01.  In April, 2007, 325,000 options were issued at an exercise price of $1.10 and with a value of $0.64 per share.

		Value	Value	Exercise	Exercise $
	Options	per share	Total $	Total $	per share
Elite FX	398,095	$0.31	$124,597	$207,798	$0.52
converts to
CSUH	10,647,025	$0.01	$124,597	$207,798	$0.02
Cancelled	(200,587)	$0.01	$(2,252)	$(3,750)	$0.02
New options	325,000	$0.64	$208,259	$357,500	$1.10
Total	10,771,438	$0.03	$330,604	$561,548	$0.05

Mr. Owings
September 21, 2007

The 1,337,246 shares issued on January 19, 2007 were in fact 50,000 shares in Elite FX, Inc., issued at $0.50 per share by the private company Elite FX, Inc., the last known market price of shares in the private company Elite FX, Inc. These shares are not part of the Incentive Stock Plan discussed in Note 12. The shares were issued to the company’s Chief Financial Officer as part of his employment arrangements. At the time of the merger the 50,000 shares in Elite FX, Inc. converted into 1,337,246 shares of Celsius Holdings, Inc.

In order not to confuse the reader, all transactions are being shown in our documents as converted to Celsius Holdings, Inc.’s shares and options.

COMMENT 10:
We note your response to prior comment 58 that the company had no options outstanding as of December 31, 2006. Please revise your interim period financials to include the disclosure requirements of SFAS 123(R) paragraphs A240 and A241. The disclosure requirements are also applicable to interim periods.

RESPONSE:	Note 12 on page F-9 will read as follows (underlining is new text):

The Company adopted an Incentive Stock Plan on January 19, 2007. This Plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Until 2017, options to acquire up to 16.0 million shares of common stock may be granted at no less than fair market value on the date of grant. Upon exercise, shares of new common stock are issued by the Company.

Mr. Owings
September 21, 2007

The Company issued approximately 10.8 million options to purchase shares at an average price of $0.05 with a fair value of $333,000. For the six months ended June 30, 2007, the Company recognized approximately $27,000, of non-cash compensation expense (included in Selling, General and Administrative expense in the accompanying Unaudited Condensed Consolidated Statement of Operations). As of June 30, 2007, the Company had approximately $306,000 of unrecognized pre-tax non-cash compensation expense which the Company expects to recognize, based on a weighted-average period of 2.5 years. The Company used the Black-Scholes option-pricing model and straight-line amortization of compensation expense over the two to three year requisite service or vesting period of the grant. No shares have vested or been exercised as of June 30, 2007. The following is a summary of the assumptions used:

Risk-free interest rate	4.5% - 4.8%
Expected dividend yield	—
Expected term	3 – 5 years
Expected volatility	132% - 184%

Elite FX, Inc granted on January 19, 2007, prior to the merger with Celsius Holdings, Inc, equivalent to 1,337,246 shares of common stock in the Company, to its Chief Financial Officer as starting bonus for accepting employment with the Company. The shares are subject to forfeiture during the first year of employment. On May 14, 2007, the Company amended its stock grant and released from forfeiture 160,000 of said shares. The Company valued the grant of stock based on fair value of the shares, which was estimated as the value of shares in the most recent transaction of the Company’s shares. The Company recognized the expense upon issuance of the grant.

Mr. Owings
September 21, 2007

Note 14.  Issuance of Shares and Financing, page F-10

COMMENT 11:
We note the reconciliation of equity transactions you provided in response to prior comment 60 of our letter dated August 17, 2007. Every transaction with the exception of 105,000 shares issued at $0.99 per share and the warrants which we understand had an exercise price of $0.14, appears to have occurred below the fair market value of your stock as traded on the Over the Counter Bulletin Board. Please explain how the valuation method you utilized is more reliably measurable than the fair value of your equity instruments. See SFAS 123(R) paragraph 7. Further, explain why the 2,057,194 shares issued for $500,000 in consideration to Fusion are represented in the second table on page F-11 as $485,140.

RESPONSE:	Please find below a table showing all the equity transactions for issuance of shares, including per share valuation or price:

Transaction 1 (Merger transaction). There was only cash in the company acquired for accounting purposes.

Transaction 2 (Grant of shares to the CFO). The grant of shares was done at fair value of the shares in the private entity Elite FX, Inc., before the merger, on January 19, 2007.

Transaction 3. (Grant of 1.4 million shares to Greg Horn for termination of consulting agreement). This valuation was discussed with the Staff, and is based on the minimum value of $500,000 for 4% of the proceeds for the company at the time of merger.

Transaction 4 (Exercise of warrants).  The price of the warrants was set in an arms-length negotiation in November 2006. Actual cash was paid for the shares. Any change in valuation would not have any effect on the financial statements as the warrants were issued in connection with the merger transaction and therefore would only affect APIC both debits and credits.

Transaction 5 (Cash transaction).

Transaction 6 (Shares issued for services to consulting firms). Valuation of shares was based on the market close price as of the date of the transaction.

RedChip	5/15/2007	30,000	$25,500	$0.85
RedChip	6/2/2007	50,000	$45,000	$0.90
Fusion Capital	6/15/2007	25,000	$33,500	$1.34

Transaction 7 (Cash transaction).

Mr. Owings
September 21, 2007

				Additional
	Common Stock			Paid-In	Total	Per share
	Shares		Amount	Capital		value

Balance at December 31, 2006	69,575,000		69,575	705,425	775,000	$0.01

Issuance of common stock at merger	24,000,000	1	24,000	329,117	353,117	$0.01
Shares issued for compensation	1,337,246	2	1,337	23,663	25,000	$0.02
Shares issued for termination of contract	1,391,500	3	1,392	273,154	274,546	$0.20
Exercise of warrants	3,557,812	4	3,558	496,442	500,000	$0.14
Issuance of common stock	1,300,000	5	1,300	648,700	650,000	$0.50

Balance at March 31, 2007	101,161,558		101,162	2,476,501	2,577,663	$0.03

					-
Shares issued as compensation	105,000	6	105	103,895	104,000	$0.99
Issuance of common stock	2,057,194	7	2,057	484,083	486,140	$0.24
Balance at June 30, 2007	103,323,752		$103,324	$3,064,479	$3,167,803	$0.03

Notes to Financial Statements December 31, 2006

Note 1. Organization and Description of Business, page F-21

COMMENT 12:	Please include the disclosure you provided in responses to prior comment 53 of our letter dated August 17, 2007, here as well.

RESPONSE:
We have amended the Registration Statement include the disclosure we provided in response to prior Comment 53 of the Commission’s letter dated August 17, 2007 in response to the Commission’s comment above.

Mr. Owings
September 21, 2007

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Matthew Ogurick at (305) 539-3352 or myself at (561) 276-2239.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jan Norelid
Jan Norelid
Chief Financial Officer